BYLAWS OF

TASTE OF NATURE, INC.,

a California corporation

BYLAWS OF
TASTE OF NATURE, INC.,
a California corporation

ARTICLE I

OFFICES

Section 1.   Principal Executive Office.

The principal executive office of the corporation is hereby fixed and located at 2828 Donald Douglas Loop North, Suite A, Santa Monica, California 90405. The Board of Directors (hereinafter referred to as the "Board") shall have full power and authority to change the principal executive office from one location to another. Any such change shall be noted in the margin of the Bylaws opposite this Section, or this Section may be amended to state the new location.

Section 2.   Other Offices

Branch or subordinate offices may at any time be established by the Board at any place or places.

ARTICLE II

DIRECTORS; MANAGEMENT

Section 1.   Powers.

Subject to the provisions of the Corporations Code of California, as from time to time amended (hereinafter referred to as the "Code"), and any limitations in the Articles of Incorporation of the corporation and these Bylaws which relate to action required to be approved by the Shareholders (as that term is defined in Section 153 of the Code) or approved by the outstanding shares (as that term is defined in Section 152 of the Code), the business and affairs of this corporation shall be managed by and all corporate powers shall be exercised by or under the direction of the Board.

Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board shall have the power and authority to:

(a)   Select and remove all officers, agents, and employees of the corporation, fix their compensation, prescribe such powers and duties for them as may be consistent with the law, with the Articles of Incorporation or these Bylaws, and require from them security for faithful service;

(b)   Change the principal executive office or the principal business office in the State of California from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency, or foreign country and conduct business within

1

or outside the State of California; designate any place within or outside the State of California for the holding of any Shareholders' meeting or meetings, including annual meetings; adopt, make and use a corporate seal, and prescribe the forms of certificates of stock, and alter the form of such seal and of such certificates from time to time as in their judgment they may deem best, provided that such forms shall at all times comply with the law;

(c)   Authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled or tangible or intangible property actually received; and

(d)   Borrow money and incur indebtedness for the purpose of the corporation, and cause to be executed and delivered in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities.

Section 2.   Number.

The authorized number of Directors of the corporation shall be two (2).

Section 3.   Election and Tenure of Office.

The Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting and until a successor has been elected and qualified.

Section 4.   Vacancies.

Except as otherwise provided in the Articles of Incorporation or these Bylaws, and except for a vacancy created by the removal of a Director, vacancies on the Board may be filled by approval of the Board or, if the number of Directors then in office is less than a quorum, by (i) the unanimous written consent of the Directors then in office, (ii) the affirmative vote of a majority of the Directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the Code, or (iii) a sole remaining Director. A vacancy on the Board caused by the removal of a Director may be filled only by the Shareholders, except that a vacancy created when the Board declares vacant the office of a Director who has been convicted of a felony or declared of unsound mind by an order of court may be filled by the Board. Each Director so elected shall hold office until a successor is elected and qualified at the next annual meeting of Shareholders or at a special meeting called for that purpose.

The Shareholders may at any time elect a Director to fill any vacancy not filled by the Directors, and may elect additional Directors at a meeting at which an amendment of the Bylaws is voted authorizing an increase in the number of Directors.

A vacancy or vacancies shall be deemed to exist in case of the death, resignation or removal of any Director, or if the Shareholders shall increase the authorized number of Directors but shall fail at the meeting at which such increase is authorized, or at any adjournment thereof, to elect the additional Director or Directors so provided for, or in case the Shareholders fail at any time to elect the full number of authorized Directors.

If the Board accepts the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders shall have power to elect a successor to take office when the resignation becomes effective.

No reduction of the number of Directors shall have the effect of removing any Director from office prior to the expiration of his or her term of office.

Section 5.   Removal of Directors.

The entire Board or any individual Director may be removed from office as provided by Sections 302, 303 and 304 of the Code. Unless the Articles of Incorporation or a bylaw adopted by the Shareholders provides that vacancies occurring in the Board by reason of the removal of Directors may be filled by the Board, such vacancies may be filled only by approval of the Shareholders, as that term is defined in Section 153 of the Code.

Section 6.   Notice, Place and Manner of Meetings.

Meetings of the Board may be called by the President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communication equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board, or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 7.   Regular Meetings.

Regular meetings of the Board shall be held immediately following the adjournment of the annual meeting of the Shareholders. If the regular meeting date shall fall upon a legal holiday, then the meeting shall be held on the next succeeding business day at the same hour. No notice need be given of such regular meetings.

Section 8.   Special Meetings - Notices - Waivers.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board or the President or any Vice President or the Secretary or any two Directors. At least forty-eight (48) hours notice of the time and place of a special meeting of the Board shall be delivered personally to the Directors or personally communicated to them by an Officer by telephone, including a voice messaging system or other system of technology designed to record and communicate messages, telegraph, facsimile or electronic mail. If the notice is sent to a Director by letter, it shall be addressed to him at his address as it is shown upon the records of the corporation (or if it is not so shown on the records or is not readily ascertainable, at the place where meetings of the Directors are regularly held). In case such notice is mailed, it shall be deposited in the United States mail, first-class postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be considered due, legal and personal notice to such Director.

When all of the Directors are present at any Directors' meeting, however called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or (ii) if a majority of the Directors are present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minutes thereof, whether prior to or after the holding of such meeting, which waiver, consent or approval shall be filed with the Secretary of the corporation, or (iii) if a Director attends a meeting without notice and does not protest prior to the meeting or at its commencement that notice was not given to him or her, then all transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 9.   Sole Director Provided by the Bylaws or Articles of Incorporation.

In the event that only one Director is required by the Bylaws or Articles of Incorporation, then any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the Directors shall be deemed to refer to such notice, waiver, etc., by such sole Director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board.

Section 10.   Directors Acting by Unanimous Written Consent.

Any action required or permitted to be taken by the Board may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 11.   Quorum.

A majority of the authorized number of Directors as fixed by the Articles of Incorporation or Bylaws shall be necessary to constitute a quorum for the transaction of business, and except as otherwise provided by law, or in the Articles of Incorporation or these Bylaws, the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided, however, that in the absence of a quorum, a minority of the Directors may adjourn a meeting to another time and place but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 12.   Notice of Adjournment.

A majority of the Directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 13.   Compensation of Directors.

Directors, as such, shall not receive any stated salary for their services; however, a fixed sum and expense of attendance, if any, may be allowed by resolution of the Board for attendance at each regular and special meeting of the Board, provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and thereby receiving compensation.

Section 14.   Committees.

Committees of the Board may be designated by a resolution passed by a majority of the authorized number of Directors. Committees shall be composed of two or more members of the Board and shall have such powers of the Board as may be expressly delegated by the resolution of the Board, except those powers expressly made nondelegable by Section 311 of the Code as follows:

(a)   The approval of any action for which the Code also requires Shareholders' approval or approval of the outstanding shares;

(b)   The filling of vacancies on the Board or on any committee;

(c)   The fixing of compensation of the Directors for serving on the Board or on any committee;

(d)   The amendment or repeal of the Bylaws or the adoption of new Bylaws;

(e)   The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f)   A distribution to the Shareholders of the corporation except at a rate or in a periodic amount or within a price range determined by the Board; and

(g)   The appointment of other committees of the Board or the members thereof.

Section 15.   Advisory Directors.

The Board from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board upon invitation and to furnish consultation to the Board. The period during which the title of Advisory Director shall be held may be prescribed by the Board. If no period is prescribed, the title may be terminated at the pleasure of the Board.

Section 16.   Resignations.

Any Director may effectively resign upon giving written notice to the President, the Secretary, or the Board, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III

OFFICERS

Section 1. Officers.

The Officers of the corporation shall be a Chairman of the Board or a President or both, a Secretary and a Treasurer-Chief Financial Officer. The corporation may also have, at the discretion of the Board, one or more Vice Presidents, one or more Assistant Secretaries or Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Article III, Section 3 hereof. One person may hold two or more offices.

Section 2. Election.

The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Article III, Section 3 or Article III, Section 5 hereof, shall be chosen annually by the Board, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers, etc.

The Board may appoint such other Officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board may from time to time determine.

Section 4. Removal and Resignation.

Any Officer may be removed, either with or without cause, by the vote of the Board at any regular or special meeting of the Board, or by the unanimous written consent of the Directors then in office without a meeting, or except in case of an Officer chosen by the Board, by any Officer upon whom such power of removal may be conferred by the Board.

Any Officer may resign at any time without prejudice to any rights of the corporation, under any contract to which the Officer is a party, by giving written notice to the Board, or to the President, or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled by the Board by appointing a successor Officer who shall hold the office for the unexpired term.

Section 6. Chairman of the Board.

The Chairman of the Board, if there shall be such an officer shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned by the Board.

Section 7. President.

Subject to such powers, if any, as may be given by the Board to the Chairman of the Board, if there be such an officer, the President is the general manager and chief executive officer of the corporation and has, subject to the control of the Board, general supervision, direction, and control of the business and Officers of the corporation. The President shall preside at all meetings of the Shareholders, and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. The President has the general powers and duties of management usually vested in the office of president and general manager of a corporation and such other powers and duties as may be prescribed by the Board.

Section 8. Vice President.

In the absence or disability of the President, the Vice President, if any, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon the President. The Vice President shall have such other powers and perform such other duties as from time to time may be prescribed for him by the Board or the Bylaws.

Section 9. Secretary.

The Secretary shall keep, or cause to be kept at the principal executive office or such other place as the Board may order, a book of minutes of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board required by the Bylaws or by law to be given, and shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or by the Bylaws.

Section 10. Treasurer-Chief Financial Officer.

The Treasurer-Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

The Treasurer-Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board. The Treasurer-Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the President and Directors, whenever they request it, an account of all of his transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or the Bylaws.

Section 11.   Assistant Treasurer.

In the absence or disability of the Treasurer-Chief Financial Officer, the Assistant Treasurer designated by the Board shall perform all the duties of the Treasurer-Chief Financial Officer, and when so acting shall have all the powers of, and be subject to, all the restrictions upon the Treasurer-Chief Financial Officer. The Assistant Treasurer shall have other powers and shall perform other such duties as from time to time may be prescribed by the Board or the Bylaws.

ARTICLE IV

INDEMNIFICATION OF DIRECTORS, OFFICERS,

EMPLOYEES, AND OTHER AGENTS

The corporation shall, to the maximum extent permitted by the Code, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding. For purposes of this Article, an "agent" of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation.

ARTICLE V

SHAREHOLDERS' MEETINGS

Section 1.   Place of Meetings.

Meetings of the Shareholders shall be held at the principal executive office of the corporation, unless some other appropriate and convenient location shall be designated for that purpose from time to time by the Board.

Section 2.   Annual Meetings of Shareholders.

The annual meetings of the Shareholders shall be held at any place within or outside the State of California as designated by the Board. In the absence of any such designation, the annual meetings shall be held at the principal executive office of the corporation. At the annual meeting, the Shareholders shall elect a Board, consider reports of the affairs of the corporation and transact such other business as may be properly brought before the meeting.

Section 3.   Special Meetings.

Special meetings of the Shareholders may be called at any time by the Board, the President, the Vice President, the Secretary, or by one or more Shareholders entitled to cast not less than ten percent (10%) of the votes at the meeting.

Upon receipt of a written request addressed to the President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given to the Shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the persons calling the meeting may give notice thereof in the manner provided by these Bylaws or apply to the Superior Court of the proper county to order the giving of notice as provided in Sections 601(c) and 305(c) of the Code.

Section 4.   Notice of Meetings - Reports.

Except as provided for in Article V, Section 3 hereof, notice of meetings shall be given in writing not less than ten (10) nor more than sixty (60) days (unless sent by third-class mail, then thirty (30) days) before the date of the meeting to Shareholders entitled to vote thereon by the Secretary or the Assistant Secretary, or if there be no such Officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

Such notices or reports shall be given personally, by first-class mail, or by any other means of written communication as provided for in Section 601(b) of the Code, and shall be sent to the Shareholder's address appearing on the books of the corporation, or supplied by the Shareholder to the corporation for the purpose of notice. If the corporation has outstanding shares of record held by Five Hundred (500) or more persons on the record date for the shareholders' meeting, notice may also be sent by third-class mail. If no address appears or is given, notice shall be deemed to have been given to a Shareholder if mailed to the place where the principal executive office of the company is located, or published at least once in a newspaper of general circulation in the county of said principal office. Such notice or report shall be deemed given at the time it is delivered personally, or deposited in the mail, or sent by other means of written communication. The Officer giving the notice or report shall prepare and file an affidavit or declaration thereof.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of the meeting, and (1) in case of a special meeting, the general nature of the business to be transacted (and no other business may be transacted), or (2) in the case of an annual meeting, those matters which the Board, at the date of mailing, intends to present for action by the Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at the time of the notice to be presented by management for election.

The notice shall also state the general nature of any proposed action to be taken at the meeting to approve any of the following matters:

(a)   A transaction in which a Director has a financial interest, within the meaning of Section 310 of the Code;

(b)   An amendment of the Articles of Incorporation under Section 902 of the Code;

(c)   A reorganization under Section 1201 of the Code;

(d)   A voluntary dissolution under Section 1900 of the Code; or

(e)   A distribution in dissolution that requires approval of the outstanding shares under Section 2007 of the Code.

When a meeting is adjourned for forty-five (45) days or more, or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in the same manner as in an original meeting. Except as aforementioned, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken.

Section 5.   Validation of Shareholders' Meetings.

The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though transacted at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote but not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or of an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in Section 601(e) of the Code.

Section 6.   Actions Without a Meeting.

Unless otherwise provided in the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, however, that subject to Section 305(b) of the Code, Directors may not be elected by written consent except by the unanimous written consent of all shares entitled to vote for the election of Directors.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

Notice of any Shareholder approval pursuant to Sections 310, 317, 1201 or 2007 of the Code without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Shareholder's proxy holders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation. Such revocation is effective upon its receipt by the Secretary of the corporation.

Section 7.   Quorum and Effect of Vote.

The holders of a majority of the shares entitled to vote thereon, represented in person or by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided for by the Code, in the Articles of Incorporation, or in these Bylaws. If, however, such majority shall not be represented at any meeting of the Shareholders, the Shareholders entitled to vote thereon, represented in person or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be represented. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at the original meeting.

If a quorum is initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action (other than adjournment) is approved by a majority of the Shareholders required to initially constitute a quorum.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and voting on any matter (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the Shareholders, except as otherwise provided by the Code, or in the Articles of Incorporation, or these Bylaws.

Section 8.   Record Dates.

In order that the corporation may determine the Shareholders entitled to notice of any meeting, or to vote, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board:

(a)   The record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

(b)   The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given; and

(c)   The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later.

A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting, but the Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

Shareholders at the close of business on the record date are entitled to notice and to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided by the Code, or in the Articles of Incorporation, or by agreement.

Section 9.   Election of Directors.

Elections for Directors need not be by ballot unless a Shareholder demands election by ballot at the meeting and before the voting begins. In any election of Directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of Directors to be elected by such shares, shall be elected. Votes against a Director and votes withheld shall have no legal effect.

Every Shareholder entitled to vote at any election of Directors may cumulate votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the Shareholder's shares are normally entitled, or distribute them on the same principle among as many candidates as the Shareholder thinks fit. But no Shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of votes which the Shareholder normally is entitled to cast), unless such candidate's or candidates' names have been placed in nomination prior to the voting and the Shareholder has given notice at the meeting prior to the voting of the Shareholder's intention to cumulate votes. If any one Shareholder has given such notice, all Shareholders may cumulate their votes for candidates in nomination.

Section 10.   Proxies.

Every Shareholder entitled to vote or to execute consents may do so, either in person or by written proxy, executed in accordance with the provisions of Sections 604 and 705 of the Code and filed with the Secretary of the corporation.

Section 11.	Organization.

The President, or in the absence of the President, the Vice President, shall call the meeting of the Shareholders to order, and shall act as chairperson of the meeting. In the absence of the President and the Vice President, the Shareholders shall appoint a chairperson for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 12.	Inspectors of Election.

In advance of any meeting of Shareholders the Board may, if it so elects, appoint inspectors of election to act at such meeting or any adjournments thereof. The number of inspectors shall number either one or three. If the inspectors of election are not appointed, the chairperson of any such meeting may, and on the request of any Shareholder or his proxy shall, make such appointment at the meeting, in which case the number of inspectors shall be determined by a majority of the Shareholders represented at the meeting. If there are three inspectors of election, the decision, act, or certificate of a majority is effective in all respects as the decision, act, or certificate of all.

The duties of the inspectors shall be as follows:

(a)	Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies;

(b)	Receive votes, ballots or consents;

(c)	Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)	Count and tabulate all votes or consents;

(e)	Determine when the polls shall close;

(f)	Determine the result; and

(g)	Do any other acts that may be proper to conduct the election or vote with fairness to all Shareholders.

ARTICLE VI

CERTIFICATES AND TRANSFER OF SHARES

Section 1.	Certificates for Shares.

Every holder of shares in the corporation shall be entitled to a certificate certifying the number of shares and the class or series of shares owned by him or her. The certificates shall be in such form and device as shall be provided by the Board and shall fully comply with the provisions of the Code. The certificates shall be signed by the Chairman or Vice-Chairman of the Board, or the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, and the seal of the corporation shall be affixed thereto.

Section 2.　　　Exchange of Certificates.

If the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board, to cancel any outstanding certificate for shares and issue a new certificate conforming to the rights of the holder, the Board may order any holders of outstanding certificates to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board.

Section 3.　　　Lost or Destroyed Certificates.

The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate issued by it alleged to have been lost, stolen, or destroyed. The corporation may require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative, to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

Section 4.　　　Transfer of Shares.

Shares of the corporation may be transferred by endorsement by the signature of the owner, his authorized agent, attorney, or legal representative, and the delivery of the certificate; but such transfer is not valid, except as to the parties thereto, until the same is so entered on the books of the corporation so as to show the names of the parties by whom and to whom transferred, the number of the certificate, and the number or designation of the shares and the date of the transfer, and until the old certificate is surrendered to the corporation and cancelled.

The corporation is under a duty to register the transfer when the certificate, properly endorsed, is presented to it with a request to register the transfer and reasonable assurance is given that the endorsements are genuine and effective, the corporation has no duty to inquire into adverse claims or it has discharged any such duty and any applicable law relating to the collection of taxes has been complied with.

The transferor and transferee of partly paid shares, if any are issued, shall be liable to the corporation for the unpaid balance of such shares as provided by law.

ARTICLE VII

CORPORATE RECORDS AND REPORTS - INSPECTION

Section 1.   Records.

The corporation shall keep adequate and correct books and records of account and shall keep minutes of the proceedings of its Shareholders, Board, and Board committees, and shall keep at its principal executive office or at the office of its transfer agent or registrar, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of shares held by each. The minutes must be kept in written form. The other books and records shall be kept either in written form or in any other form capable of being converted into written form.

Section 2.   Inspection of Books and Records.

Any Shareholder shall have the right on written demand to inspect and copy the record of Shareholders, the accounting books and records, and the minutes as provided by law. Each Director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation.

Section 3.   Waiver of Annual Report.

The annual report to Shareholders referred to in Section 1501 of the Code is expressly dispensed with, so long as this corporation has less than one hundred (100) holders of record of its shares, as provided for and determined in Section 605 of the Code. The Board may, nonetheless, issue annual or other periodic reports to the Shareholders as it deems appropriate.

ARTICLE VIII

EXECUTION OF INSTRUMENTS

Section 1.   Checks, Drafts, and Evidences of Indebtedness.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board.

ARTICLE IX

CERTIFICATION, INSPECTION, AND AMENDMENT OF BYLAWS

Section 1.   Certification and Inspection of Bylaws.

The original or a copy of these Bylaws, as amended or otherwise altered to date, shall be kept at the corporation's principal executive office in California and shall be open to inspection by the Shareholders of the corporation at all reasonable times during office hours.

Section 2.   Amendment by Shareholders.

Except as provided in Section 212 of the Code, new Bylaws may be adopted or these Bylaws may be repealed or amended from time to time by a vote or written consent of holders of a majority of the outstanding shares entitled to vote, as that term is defined in Section 152 of the Code.

Section 3.   Amendment By Directors.

Subject to the right of the Shareholders to adopt, amend or repeal Bylaws, as provided in Article IX, Section 2 hereof, and subject to the provisions of Section 212 of the Code, the Board may adopt, amend or repeal any of these Bylaws other than a Bylaw or amendment thereof changing the authorized number of Directors.

Section 4.   Record of Amendments.

Whenever an amendment or new Bylaw is adopted, it shall be copied in these Bylaws in the appropriate place. If any Bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in these Bylaws.